

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

<u>Via Email</u>
Kathy Sloan
Chief Executive Officer
Dakota Creek Minerals Inc.
10019 107 Avenue
Westlock, AB T7P 2C8
Canada

> **Re: Dakota Creek Minerals Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 16, 2012**
> **File No. 333-178615**

Dear Ms. Sloan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We partially reissue prior comment one from our letter dated January 9, 2012. Please explain to us each of the following items:

- How and when your sole officer and director first contacted the sellers of the Venus Molybdenum property; and
- The relationship, if any, between the sellers and the following individuals referenced in your response letter: Ms. Sloan, Mr. Denman and Mr. Thompson. In this regard, it is unclear if and on what basis Mr. Denman or Mr. Thompson was acting on Ms. Sloan's behalf when first discussing the Venus Molybdenum property with the sellers. It is also unclear if and how the detailed information about the mine property is based solely on Mr. Thompson's visit to the property four years ago or whether the property disclosure is based on other visits or materials.

2. We note your response to prior comment five and partially reissue. Please advise us of Mr. Denman's prior role(s), interest(s), or involvement, in the company. Additionally, advise us of the relationship between your incorporator and your sole officer and director. In this regard, it is unclear why the company's incorporator, who does not appear to be an officer or director, signed the asset purchase agreement on behalf of the registrant.

Description of Business, page 18

3. We note the references on page 22 to a 1969 Squamish Silica and Stone Co. Ltd. Report that molydenite was "seen to occur as fracture filings in a series of quartz porphyry outcrops located about 250 metres northwest of Highay 99." Please disclose the document(s) in which Squamish reported these findings.

Directors and Executive Officers, page 30

4. Please advise us of the analysis you undertook in concluding that your sole executive officer, and 100% shareholder, is an independent director. Also, please revise your disclosure to specify the independence standard used.

Interim Financial Statements for Fiscal Period Ended November 30, 2011

5. Please revise to provide cumulative operations, cash flows and shareholders' equity data from inception to November 30, 2011. Refer to FASB ASC 915.

6. Please revise to provide interim notes to financial statements to include applicable disclosures as required by FASB ASC 270-10-50. Also note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Exhibits

7. We note your responses to comments one and 16. Please file the agreement or arrangement regarding the "business plan" between you and Mr. Thompson.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director